UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
LAS VEGAS GAMING, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	88-0392994
(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

4000 West Ali Baba Lane, Suite D, Las Vegas, Nevada	89118
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

Securities Act registration statement file number to which this form relates:	N/A
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock Series A, $0.001 par value per share
Common Stock, $0.001 par value per share

Item 1. Description of Registrant’s Securities to be Registered.

Pursuant to an Amendment to the Articles of Incorporation dated December 8, 2005 and a Certificate of Correction thereof dated July 14, 2006 (collectively,  the “Amendment”), the authorized common stock of the Registrant was established as 90,000,000 shares, of which 25,000,000 shares were designated as “Common Stock Series A.”  Pursuant to the Amendment, all outstanding shares as of December 8, 2005 were designated as Common Stock Series A.  On July 17, 2006, an additional series of common stock was designated as the “Common Stock” consisting of the remaining 65,000,000 shares of authorized common stock.

As of the date hereof, all outstanding common stock of the Registrant consists of shares of Common Stock Series A, although there are outstanding rights to acquire shares which may consist of shares of the series designated as Common Stock to the extent that there is not a sufficient number of authorized shares of Common Stock Series A.

Accordingly, both the Common Stock Series A and the series designated as Common Stock are registered hereby and Item 12 of the Registrant’s Form 10-SB is amended by replacing the text thereof in its entirety with the text of this Item 1 of this Form 8-A, but the Form 10-SB is not amended to update disclosures or reflect events occurring after the date of the filing of Amendment No. 1 to the Form 10-SB or otherwise, except as specifically provided in this sentence.

The Registrant has contractually agreed to use its best efforts to eliminate, no later than its next annual meeting of stockholders,  the series designated as the Common Stock such that that the only authorized common stock of the Registrant will be Common Stock Series A.

With respect to dividends and rights upon liquidation, the Common Stock Series A and the series designated as Common Stock rank at parity and are subject to the preferences of any outstanding shares of preferred stock of the Registrant.  Each share of Common Stock Series A and the series designated as Common Stock is entitled to one vote and both series vote as a single class except to the extent required by law.  Neither series has preemption rights.

The Registrant also has 10,000,000 shares of authorized Preferred Stock (which are not being registered hereby).  The Board of Directors of the Registrant has the authority to issue shares of Preferred Stock in one or more series, with such voting power, and with such designations, preferences and relative, participating optional or other special rights as determined by the Board of Directors. Any issuance of Preferred Stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Registrant by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control of the Registrant. Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued, to render more difficult or discourage an attempt to obtain control of the Registrant by means of a tender offer, proxy contest, merger or otherwise. The ability of the Board of Directors to issue such additional shares of preferred stock, with the rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Registrant by tender offer or other means. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price that such an attempt could cause.

Nevada Anti-Takeover Laws.

Combination with Interested Stockholders. Nevada law prevents an “interested stockholder” and an applicable Nevada corporation from entering into a “combination,” unless certain conditions are met. A “combination” means any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions with an “interested stockholder”:

•	having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation,
•	having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation, or
•	representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a “combination” within three years after the interested stockholder acquired his shares unless the combination or the purchase of shares made by the interested stockholder was approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of the following:

•
the highest price per share paid by the interested stockholder within the five years immediately preceding the date of the announcement of the combination or in the transaction in which the stockholder became an interested stockholder, whichever is higher;

•	the market value per share of common stock on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or
•	for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

Nevada’s “Combinations with Interested Stockholders” statute applies to Nevada corporations that have 200 or more stockholders of record that have not opted out of the statute in their articles of incorporation. As the Registrant’s articles of incorporation do not opt out of this statute and since the Registrant has 572 stockholders of record as of September 30, 2008, Nevada’s “Combinations with Interested Stockholders” statute is applicable to the Registrant at this time.

Acquisition of Controlling Interest. Nevada law prohibits an acquirer, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation’s disinterested stockholders. Nevada law specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days become “Control Shares” (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. Nevada Revised Statutes Section 78.3793 provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is required to notify stockholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares.

        Nevada’s “Acquisition of Controlling Interest” statute applies to Nevada corporations that have 200 or more stockholders of record, at least 100 of which have addresses in Nevada. Since the Registrant has 572 stockholders of record, approximately 150 of which have addresses in Nevada, as of September 30, 2008, Nevada’s “Acquisition of Controlling Interest” statute is applicable to the Registrant at this time.

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A.

3.1	Articles of Incorporation, as filed with the Nevada Secretary of State on April 28, 1998 (1)

3.2	Certificate of Amendment to Articles of Incorporation, as filed with the Nevada Secretary of State on June 7, 2000 (2)

3.3	Certificate of Amendment to Articles of Incorporation, as filed with the Nevada Secretary of State on December 8, 2005 (3)

3.4	Certificate of Correction, as filed with the Nevada Secretary of State on July 14, 2006 (4)

3.5	Certificate of Designation for Common Stock, as filed with the Nevada Secretary of State on July 17, 2006 (4)

3.6	Amended and Restated Certificate of Designation for Series B Convertible Preferred Stock, as filed with the Nevada Secretary of State on October 22, 2008 (5)

3.7	Amended and Restated Certificate of Designation for Series E Convertible Preferred Stock, as filed with the Nevada Secretary of State on October 22, 2008 (5)

3.8	Amended and Restated Certificate of Designation for Series F Convertible Preferred Stock, as filed with the Nevada Secretary of State on October 22, 2008 (5)

3.9	Amended and Restated Certificate of Designation for Series G Convertible Preferred Stock, as filed with the Nevada Secretary of State on October 22, 2008 (5)

3.10	Amended and Restated Certificate of Designation for Series H Convertible Preferred Stock, as filed with the Nevada Secretary of State on October 22, 2008 (5)

3.11	Certificate of Designation for Series I Preferred Stock, as filed with the Nevada Secretary of State on October 22, 2008 (5)

3.12	Restated Bylaws of Las Vegas Gaming, Inc. (filed herewith)

(1)	Incorporated by reference to the registrant’s Registration Statement on Form 10-SB12G/A filed June 19, 2000, SEC File No. 000-30375
(2)	Incorporated by reference to the registrant’s Annual Report on Form 10-KSB filed April 12, 2001, SEC File No. 000-30375
(3)	Incorporated by reference to the registrant’s Annual Report, as amended, on Form 10-KSB/A filed July 19, 2006, SEC File No. 000-30375
(4)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed July 19, 2006, SEC File No. 000-30375
(5)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed October 28, 2008, SEC File No. 000-30375

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LAS VEGAS GAMING, INC.

Date: January 23, 2009	By:	/s/ Bruce A. Shepard
Bruce A. Shepard Chief Financial Officer